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[RENTAL SERVICE CORPORATION LOGO]

June 29, 1999


Dear Valued Rental Service Customer:

We are pleased to inform you that on Monday, June 28, 1999, Rental Service Corporation announced that it has entered into a merger agreement with Atlas Copco North America Inc., a U.S. subsidiary of Atlas Copco AB, a major global manufacturer and marketer of industrial equipment and machinery based in Sweden, with a significant North American presence in the equipment rental industry.

We believe that as part of the Atlas Copco worldwide family, we will enhance our ability to service you with the best range of equipment in an even more efficient and responsive manner.

After the transaction is completed, RSC is expected to operate as a division in the rental service business area of Atlas Copco under the leadership of current RSC management, both locally and nationally, with its headquarters in Scottsdale, Arizona.

We look forward to continuing our relationship with you. As always, our employees are dedicated to serving you and your equipment needs.

If you have any questions, please feel free to contact the undersigned, or your regular Rental Service representative.

Sincerely,

Douglas Waugaman            Robert M. Wilson             (Local Store Manager)
President &                 Executive Vice President &
Chief Operating Officer     Chief Financial Officer